April 1, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.

Draft Registration Statement on Form F-1

Submitted April 1, 2022

Ladies and Gentlemen:

On behalf of our client, Bruush Oral Care Inc. (the “Company”), we are submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of units consisting of shares of common stock of the Company and warrants to purchase shares of common stock of the Company.

On behalf of the Company, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2021, its most recently completed fiscal year, were less than $1 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to call me at (310) 948-9968 or by email at lrahmati@lucbro.com.

Very truly yours,

/s/ Lahdan S. Rahmati
Lahdan S. Rahmati, Esq.

cc:	Mr. Aneil Manhas - CEO